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Attention:	Tracie Mariner
Daniel Gordon
David Gessert
Irene Paik

Re:	Alpha Tau Medical Ltd.
Registration Statement on Form F-4
Filed on August 19, 2021
File No. 333-258915

Ladies and Gentlemen:

On behalf of Alpha Tau Medical Ltd. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 23, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form F-4 filed with the Commission by the Company on August 19, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is hereby submitting the Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) through EDGAR.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and page references in the responses refer to the Amended Registration Statement. Unless otherwise indicated, capitalized terms herein will have the meanings assigned to them in the Amended Registration Statement.

Registration Statement on Form F-4

Cover Page

1.	Please revise the cover page of your proxy statement/prospectus to disclose the following, and make conforming changes throughout your registration statement as applicable:

•	the pre-money equity value of Alpha Tau Medical Ltd.;

•	the number of shares the Alpha Tau warrants will be exercisable for assuming no adjustments are necessary;

October 18, 2021

•	the right of shareholders to redeem their shares and provide a cross reference to the section(s) of the proxy/prospectus which explain the applicable process; and

•

the percentage of Alpha Tau capital stock, and aggregate voting power, that HCCC’s public shareholders, the Sponsor, PIPE Investors, and Alpha Tau’s shareholders are expected to hold immediately following the closing of the business combination; and

•	the trading price of shares of Healthcare Capital Corp.’s common stock immediately before the announcement of the business combination and as of the latest most practicable date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page of the proxy statement/prospectus in the Amended Registration Statement.

2.

You state on the cover page that it is a condition of the consummation of the Transactions that the Alpha Tau ordinary shares and Alpha Tau warrants are approved for listing on Nasdaq. However, you also state in the same paragraph that there can be no assurance that Alpha Tau’s securities will be listed on Nasdaq. Please reconcile your disclosure here and on page vii to clarify whether it is a condition to closing that Alpha Tau ordinary shares and Alpha Tau warrants are listed on Nasdaq.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page of the proxy statement/prospectus and pages vii, ix and xii of the Amended Registration Statement.

Industry and Market Data, page iii

3.

You state that you have not verified any third party information nor has your data been verified by any independent source. Please note that you are responsible for the entire content of the registration statement. Please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics included in your disclosures. Further, we note your disclosure in the last risk factor on page 92, “The projections and forecasts presented in this proxy statement/prospectus may not be an indication of the actual results,” that certain projections and forecasts “may be inaccurate and should not be relied upon as an indicator of actual past or future results.” Please remove or revise this statement as you may not disclaim responsibility for the information presented in your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages iii and 93 of the Amended Registration Statement.

Questions And Answers About The Business Combination And The Special Meeting

Q: What interests do the Sponsor and the current officers and directors of HCCC have in the Business Combination?, page x

4.

Please expand your disclosure here to clarify if the HCCC sponsor and its affiliates can earn a positive rate of return on their investment, even if other HCCC shareholders experience a negative rate of return in the post-business combination company. In addition, please specify that the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Please also highlight this information in your Summary discussion, risk factors and elsewhere as applicable.

October 18, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages xiv, 11, 90, 109, and 121 of the Amended Registration Statement.

5.

Please expand your disclosure regarding Dr. Milch’s family investment trusts’ ownership interest in Alpha Tau. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid..

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages xv, 11, 109 and 122 of the Amended Registration Statement.

6.	HCCC’s charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages xv and 122 of the Amended Registration Statement.

Summary

The Parties to the Business Combination, page 1

7.

Please provide context to your disclosure that you have received marketing approval for Alpha DaRT in Israel for the treatment of SCC of the skin or oral cavity by stating, as you do on page 150, that you anticipate pursuing marketing authorization and commercialization of Alpha DaRT technology first in the United States before other key markets, including Israel, notwithstanding your existing marketing approval in Israel. Please also disclose when you received marketing approval in Israel..

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1 and 148 of the Amended Registration Statement.

8.

Please revise throughout to remove any inference regarding regulatory approval or the safety, tolerability and efficacy of your product candidates or explain to us why these statements are appropriate given the stage of your product candidates. We note, by way of example, the statements that your Alpha DaRT technology is “highly potent, yet uniquely conformal” on page 1 and elsewhere in the prospectus and that you expect your recently granted Breakthrough Device Designation for the use of Alpha DaRT in treating SCC of the skin and oral cavity without curative standard of care will support expedited U.S. regulatory and reimbursement pathways in this indication.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 2, 139, 140, 148, 149 and 161 of the Amended Registration Statement.

9.	We note that in over 80 lesions treated, you observed an overall response rate of 92%. Please also disclose the complete response rate to the extent known.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully notes that it does not believe that the complete response rate is a relevant metric to disclose with

October 18, 2021

regards to the lesions treated with the Alpha DaRT. The Company would like to point out to the Staff that, in discussions with various regulators worldwide, the essential criteria discussed and requested by such regulators that will be relevant in making a decision on a marketing application is nearly always overall response rate, which is defined as the proportion of patients who show a partial or complete response to therapy, per RECIST criteria, meaning the proportion of patients who show at least a 30% decrease in the sum of the longest diameters of target lesions, taking as reference the baseline sum diameters. RECIST criteria, by their very definition, require categorizing a response into one of a few categories (complete response, partial response, stable disease or progressive disease) but the Company expects that any decision on a marketing application will depend on the overall response rate observed in clinical trials, to include more than just complete response rate, and thus the overall response rate – rather than complete response rate – is the metric that Company focuses on.

Merger Consideration, page 3

10.	Here and elsewhere, as applicable, please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages x, xi, and 4 of the Amended Registration Statement.

Summary Risk Factors, page 13

11.	With reference to your disclosure on page 20, please expand your first summary risk factor to disclose that you have not generated any revenue to date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 13 and 20 of the Amended Registration Statement.

Proposal One—The Business Combination Proposal

Background of the Business Combination, page 111

12.	Please describe the selection criteria HCCC used to identify the 75 potential target businesses it considered. Explain how HCCC eliminated targets and decided to proceed with Company A and Company B.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 112—114 of the Amended Registration Statement.

13.

Please revise your discussion to specify the dates that: (i) representatives of HCCC commenced an active search for prospective acquisition targets, (ii) HCCC’s officers and directors ultimately identified and evaluated over 75 potential target businesses, (iii) HCCC started conducting due diligence on Companies A and B, (iv) HCCC communicated with Companies A and B, (v) HCCC conducted internal meetings to discuss Companies A and B, and (vi) when HCCC determined not to pursue transactions with Companies A and B.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 112—114 of the Amended Registration Statement.

October 18, 2021

14.

With reference to your disclosure on page 113 concerning Alpha Tau’s preparations for an initial public offering in the U.S., please revise here or elsewhere, as appropriate, to discuss how and why Alpha Tau became interested in a SPAC merger as opposed to a more traditional IPO transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 116 of the Amended Registration Statement.

15.

Please expand to identify the key assumptions related to Alpha Tau’s serviceable addressable market, the timeframes for potential regulatory approvals, and likely revenue to be earned per therapy referenced at the top of page 114.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 115 of the Amended Registration Statement.

16.

Please revise page 114 to disclose the material terms proposed in the non-binding LoI and discuss how the terms changed during the course of the negotiations. Please also identify any meetings where Dr. Milch’s board seat was discussed and identify the party that initiated this discussion.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 115 of the Amended Registration Statement.

17.

We note your disclosure on page 114 concerning the advisors HCCC engaged to assist it in evaluating Alpha Tau. Please expand to disclose the basis for the board determining it was not necessary to also engage an independent financial advisor to provide a fairness opinion for the business combination. Further, discuss how the HCCC board determined the $600 million pre-money enterprise value of Alpha Tau and describe what information it relied upon, including any valuations or analysis that were prepared. In this regard we note your disclosure on page 117 that the HCCC board considered Alpha Tau’s valuation relative to comparable publicly traded companies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 114 of the Amended Registration Statement.

18.

Please expand your disclosure regarding the PIPE Investment on page 114 to discuss any communications between the parties about the need to obtain additional financing including the PIPE Investment; who selected the potential PIPE investors; what relationships, if any, the PIPE investors had to HCCC, the Sponsor, Alpha Tau and its affiliates, and the placement agents; and how the terms of the PIPE transactions were determined.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 116 of the Amended Registration Statement.

HCCC’s Board of Directors’ Reasons for the Business Combination and The Recommendation of the Board of Directors, page 116

19.

Based on this section and the “Recommendation of HCCC’s Board of Directors” section it is unclear whether HCCC’s board conducted any financial analysis or analyses that support its determination that the merger is in the best interests of shareholders and its recommendation to vote for the business combination. Please revise or advise.

October 18, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 114 of the Amended Registration Statement.

Conditions to the Closing of the Transaction, page 131

20.	Please revise to identify conditions to the closing of the merger that are subject to waiver.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully refers the Staff to the disclosure on the cover page, pages xii, 133 and 134 of the Amended Registration Statement regarding the conditions to the closing of the merger which are subject to waiver.

Alpha Tau’s Business

Safety Results, page 159

21.	Please disclose what were the serious adverse events experienced by the patients in the study referenced in this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 161 of the Amended Registration Statement.

Our Commercialization Strategies, page 178

22.

We note your disclosure that you have entered into binding arrangements with Medison Pharma Ltd. and its affiliates, to lead the potential commercialization of the Alpha DaRT in Canada and Israel. Please expand your disclosure to describe the material terms of these agreements and file the agreements as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the arrangements with Medison Pharma Ltd. and its affiliates to lead the potential commercialization of the Alpha DaRT in Canada and Israel (the “Medison Term Sheets”) do not fit within the definition of material contracts under Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(i) provides that a material contract is “every contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report.” Further, Item 601(b)(10) (ii) requires that contracts, if made in the ordinary course, under that subsection be filed “except where immaterial in amount or significance.”

The Medison Term Sheets do not fit within the definition of material contracts under Item 601(b)(10) of Regulation S-K because they are (i) the kind of contract that ordinarily accompanies the Company’s business and are (ii) immaterial in amount and significance to the Company for the following reasons:

•

As a medical device company focused on the development and commercialization of product candidates, contracts governing the distribution of the Company’s products are part of the Company’s ordinary operations.

October 18, 2021

•

As disclosed on pages 148 and 152 of the Draft Registration Statement, the Company intends to prioritize the commercialization of the Alpha DaRT in the United States, which it sees as its largest and primary market. As such, the territories covered by the Medison Term Sheets, Canada and Israel, are not expected to be a material component of the Company’s commercial strategy.

•

The Medison Term Sheets provide the framework for the negotiation of future definitive Commercial Agreements covering the commercialization, distribution and sales of the Company’s future products in Canada and Israel, but do not include the full range of commercial, financial, legal or regulatory terms that will govern any such Commercial Agreements.

Based on the reasons above, the Company respectfully submits that the Medison Term Sheets are immaterial in significance to the Company. As such, the Medison Term Sheets are not material contracts within the meaning of Item 601(b)(10) of Regulation S-K and that filing the Medison Term Sheets as material contracts would not enable investors to form a more informed view of the Company’s business as a whole.

Our Intellectual Property, page 179

23.	Please expand your disclosure to address the following:

•	disaggregate the number of patents you own or have patent applications pending by patent family;

•	identify the type of patent protection for all of your patents issued or pending; and

•	for each of your patent families, disclose all foreign jurisdictions where you have patent applications pending.

Please consider tabular disclosure in addition to the narrative provided.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 186 of the Amended Registration Statement.

Government Regulations, page 181

24.

In addition to describing the United States’ and Europe’s regulation of medical devices, please also provide a brief overview of Israel’s and Japan’s regulation of medical devices as it relates to Alpha DaRT.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 195 and 196 of the Amended Registration Statement.

Certain Material U.S. Federal Income Tax Considerations, page 254

25.	We note your disclosure that it is “intended” that the Business Combination qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code and does not

October 18, 2021

result in gain being recognized by certain U.S. Holders. Please revise the tax disclosure in your registration statement to clearly articulate the tax consequences of the transaction to investors, and include a tax opinion from counsel supporting this conclusion as appropriate. See Item 4(a)(6) of Form F-4 and Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 269, 270 and 271 of the Amended Registration Statement. In addition, the Company has filed the requested tax opinion as Exhibit 8.1 to the Amended Registration Statement.

General

26.

Please disclose, where appropriate, the impact of redemptions on the non-redeeming shareholders and all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination, including:

•

the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions;

•

quantifying the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks to non-redeeming shareholders; and

•	disclosing the effective underwriting fee on a percentage basis for shares at

•

each redemption level presented in your sensitivity analysis related to dilution. In this regard, we note that it appears that underwriting fee remains constant and is not adjusted based on redemptions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages xi - xiii of the Amended Registration Statement.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-2916 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Nathan Ajiashvili

Nathan Ajiashvili of LATHAM & WATKINS LLP

cc:	Uzi Sofer, Chief Executive Officer, Alpha Tau Medical Ltd.

Raphi Levy, Chief Financial Officer, Alpha Tau Medical Ltd.

Joshua G. Kiernan, Latham & Watkins LLP

Eyal Orgad, Latham & Watkins LLP

Michael J. Rosenberg, Latham & Watkins LLP